QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

CIBER, Inc.
5251 DTC Parkway, Suite 1400
Greenwood Village, CO 80111
www.ciber.com

For Immediate Release	Contacts:	Doug Eisenbrandt	Lisa Kerby
		Investor Relations	Media Relations
		303-220-0100	303-220-0100
		deisenbrandt@ciber.com	lkerby@ciber.com

CIBER CLOSES DCI ACQUISITION

        GREENWOOD VILLAGE, Colo.—May 6, 2002—CIBER, Inc. (NYSE: CBR) today announced the closing, effective April 30, 2002, of the acquisition of Decision Consultants, Inc. (DCI), a $100 million national information technology (IT) services company.

        "The closing of this combination went very smoothly. Since first announcing it on April 8, we proceeded to structure and close the financial pieces. There was strong demand for the equity piece, led by Stifel Nicolaus and RW Baird, totaling $15 million dollars. Wells Fargo, our commercial bank, increased their facility by more than $20 million in a very timely manner. We are grateful to all of these participants," said Mac Slingerlend, president and chief executive officer, CIBER. "In addition, "thanks" to Wachovia Securities and Updata Capital, who assisted CIBER's review of the combination, and Thatcher Penn Group, who aided Jack Krasula and DCI.

        "We are pleased to get this done in a very tough stock market environment," Slingerlend continued. "The IT services sector, which has been demand challenged for almost three years, is showing sparks of a comeback. We believe CIBER is well prepared and the DCI acquisition is timely. We continue to believe the combination will be accretive in 2002, beginning in July, after duplicate costs have been removed.

        CIBER, Inc. (NYSE: CBR) is a leading international, system integration consultancy, providing IT services for Internet strategy and development, complete life cycle system support (from customer quotation through cash collection), with superior value-priced services for both private and government sector clients. CIBER's services are offered on a project or strategic staffing basis, in both custom and enterprise resource planning (ERP) package environments, and across all technology platforms, operating systems and infrastructures. Founded in 1974, the company's consultants now serve client businesses from 50 CIBER, 10 DigiTerra and five Solution Partners offices in the U.S., Canada and Europe. With offices in seven countries, CIBER's 6,000 IT specialists continuously build and upgrade our clients' systems to "competitive advantage status."

        This news release may include statements that may constitute "forward-looking statements," including estimates of future business prospects or financial results and statements containing the words "believe," "expect," or similar expressions. Any forward-looking statements herein are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are many factors that could cause actual results of CIBER and its subsidiaries (collectively, the "Company") to differ materially from forward-looking statements. Please refer to a discussion of these factors in the Company's Annual Reports on Form 10-K, 10-Qs and other Securities and Exchange Commission filings, which are incorporated herein by reference. The Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. CIBER and the CIBER logo are trademarks or registered trademarks of CIBER, Inc.

###

QuickLinks

  Exhibit 99.1
CIBER CLOSES DCI ACQUISITION